

Mail Stop 4631

December 22, 2009

Via U.S. mail and facsimile

Mr. Robert C. Spindler
Chief Financial Officer
The Stephan Co.
1850 West McNab Road
Fort Lauderdale, FL 33309

> RE: **Form 10-K/A for the year ended December 31, 2008**
> **Forms 10-Q/A for the period ended March 31, 2009, June 30, 2009 and**
> **September 30, 2009**
> **File No. 001-04436**

Dear Mr. Spindler:

We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, you may direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief